Exhibit 99.1

Organigram Extends Popular SHRED Product Portfolio with High-quality, Value-priced SHRED’ems Gummies

Captures #1 share of edibles position in inaugural launch province of PEI within two weeks of launch

MONCTON, New Brunswick--(BUSINESS WIRE)--August 25, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading Canadian producer of cannabis, is pleased to announce the launch of SHRED’ems, a high-quality and bold flavoured lineup of cannabis-infused gummies. SHRED’ems is an extension of the Company’s highly popular, value-priced SHRED product portfolio which includes SHRED milled flower and SHRED Jar of Joints. Since launch in early August, SHRED’ems has already demonstrated great momentum, capturing the leading market share position of the edibles category in Prince Edward Island (PEI) within 2 weeks of launch and the fourth position in New Brunswick.

Reflecting the SHRED portfolio’s commitment to value, convenience, and bold flavour, SHRED’ems is expected to be the one of the most competitively priced gummies on the market, and is available in three bold, all-natural flavours. SHRED’ems gummies are also vegan friendly. Flavours include:

  Wild Berry Blaze (Hybrid): A juicy blend of sweet blueberry and raspberry, Wild Berry Blaze is available in a package of 4 gummies containing 2.5 mg THC and 10mg CBD per gummy
  Sour Cherry Punch (Indica): Sweet, tart and tangy, Sour Cherry Punch is available in a package of 2 gummies containing 5 mg THC per gummy
  Sour Megamelon (Sativa): A bold watermelon flavour with a sour tang, Sour Megamelon is also available in a package of 2 gummies containing 5 mg THC per gummy

These gummies are the first Organigram products to be crafted by The Edibles & Infusions Corporation (“EIC”), the high-capacity gummy manufacturer Organigram acquired in April 2021.

“The launch of SHRED’ems is a significant milestone for Organigram,” says Tim Emberg, Chief Revenue Officer, Organigram. “As a company, we remain dedicated to developing industry-leading products that meet consumer needs, and the launch of SHRED’ems is the first of many new innovations we anticipate coming from our strategic acquisition of EIC.”

Gummies currently represent 74% of the edibles category, which continues to be a rapidly growing and increasingly important segment of the Canadian market.

“Entering this profitable and important category represents a tremendous opportunity for Organigram,” adds Emberg. “EIC’s outstanding confectionary experience and operational expertise means we are able to deliver a significant volume of product while minimizing costs – savings that ultimately get passed along to the SHRED’ems consumer– and a strategy that is designed to help build Organigram’s leadership in this space.”

“We’re excited to be part of this product and business evolution,” James Fletcher, President, EIC. “We are proud of the positive impact our streamlined processes can have on both efficiency and cost. We look forward to collaborating on a long line of product innovations.”SHRED’ems is currently available at retailers in British Columbia, Alberta, Manitoba, Saskatchewan, New Brunswick, Newfoundland, and Prince Edward Island and is expected to be available in Ontario and Nova Scotia by mid-September.

The launch of SHRED’ems and the first listing in certain provinces marks the achievement of the first earnout milestone resulting in an additional $3.5 million in common shares being payable to the EIC vendors under the previously disclosed terms of the share purchase agreement for EIC and subject to the terms and conditions thereof. Milestone payments paid in common shares shall be priced based on the volume weighted average trading price for the five days preceding the date of issuance. For more information about SHRED’ems, visit https://www.shredcann.com/

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the market position of SHRED’ems and other products from time to time, the relative performance of products in different provincial jurisdictions and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Performance in certain provinces may not be indicative of performance in other provinces. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:

Marlo Taylor
mtaylor@gagecommunications.ca